UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of May 2020

Commission File Number 1-34694

VEON Ltd.
(formerly VimpelCom Ltd.)
(Translation of registrant’s name into English)

Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):  ☐.

Information contained in this report
The registrant’s Management’s Discussion and Analysis of Financial Condition and Results of Operations and Unaudited Interim Condensed Consolidated Financial Statements as at and for the three-month period ended March 31, 2020 set forth in this Form 6-K is hereby incorporated by reference into the registration statements filed with the Securities and Exchange Commission by the registrant on Form F-3 (Registration Nos. 333-213905 and 333-196223).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VEON LTD.
(Registrant)
Date: May 7, 2020

By:	/s/ Scott Dresser
Name:	Scott Dresser
Title:	Group General Counsel

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis is based on, and should be read in conjunction with, our unaudited interim condensed consolidated financial statements as of and for the three-month period ended March 31, 2020 and 2019, and the related notes, attached hereto.
References to “VEON” as well as references to “our company,” “the company,” “our group,” “the group,” “we,” “us,” “our” and similar pronouns, are references to VEON Ltd. an exempted company limited by shares registered in Bermuda, and its consolidated subsidiaries. References to VEON Ltd. are to VEON Ltd. alone. The unaudited interim condensed consolidated financial statements as of March 31, 2020 and for the three-month period ended March 31, 2020 and 2019 attached hereto have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and presented in U.S. dollars. VEON Ltd. adopted IFRS as of January 1, 2009.
The discussion of our business and the telecommunications industry included herein contains references to certain terms specific to our business, including numerous technical and industry terms. Such terms are defined in Exhibit 99.1 to our Annual Report on Form 20-F for the year ended December 31, 2019 (our “2019 Annual Report”). For a comprehensive discussions of our critical accounting estimates and assumptions, please refer to the notes to our audited consolidated financial statements included in our 2019 Annual Report.
Certain amounts and percentages that appear in this document have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including in tables, may not be exact arithmetic aggregations of the figures that precede or follow them.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This document contains estimates and forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Our estimates and forward-looking statements are mainly based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. All statements other than statements of historical fact are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” and similar words are intended to identify estimates and forward-looking statements. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to numerous risks and uncertainties and are made in light of information currently available to us. Many important factors, in addition to the factors described in this document, may adversely affect our results as indicated in forward-looking statements. You should read this document completely and with the understanding that our actual future results may be materially different and worse from what we expect.
Our estimates and forward-looking statements may be influenced by various factors, including without limitation:

•	our ability to implement and execute our strategic priorities successfully and to achieve the expected benefits from our existing and future transactions;

•	our assessment of the impact of the COVID-19 pandemic on our operations and financial condition;

•	our targets and strategic initiatives in the various countries in which we operate;

•	our ability to develop new revenue streams and achieve portfolio and asset optimizations, improve customer experience and optimize our capital structure;

•	our ability to generate sufficient cash flow to meet our debt service obligations, our expectations regarding working capital and the repayment of our debt and our projected capital requirements;

•	our plans regarding our dividend payments and policies, as well as our ability to receive dividends, distributions, loans, transfers or other payments or guarantees from our subsidiaries;

•	our expectations regarding our capital and operational expenditures in and after 2020;

•	our goals regarding value, experience and service for our customers, as well as our ability to retain and attract customers and to maintain and expand our market share positions;

•
our plans to develop, provide and expand our products and services, including operational and network development, optimization and investment, such as expectations regarding the expansion or roll-out and benefits of 3G, 4G/LTE and 5G networks or other networks, broadband services and integrated products and services, such as fixed-mobile convergence;

•	our expectations as to pricing for our products and services in the future, improving our ARPU and our future costs and operating results;

•	our ability to meet license requirements, to obtain, maintain, renew or extend licenses, frequency allocations and frequency channels and to obtain related regulatory approvals;

•	our plans regarding marketing and distribution of our products and services, including customer loyalty programs;

•	our expectations regarding our competitive strengths, customer demands, market trends and future developments in the industry and markets in which we operate;

•	our expectations regarding management changes; and

•	other statements regarding matters that are not historical facts.
These statements are management’s best assessment of our strategic and financial position and of future market conditions, trends and other potential developments. While they are based on sources believed to be reliable and on our management’s current knowledge and best belief, they are merely estimates or predictions and cannot be relied upon. We cannot assure you that future results will be achieved. The risks and uncertainties that may cause our actual results to differ materially from the results indicated, expressed or implied in the forward-looking statements used in this document include, without limitation:

•
risks relating to changes in political, economic and social conditions in each of the countries in which we operate and where laws are applicable to us (including as a result of armed conflict) such as any harm, reputational or otherwise, that may arise due to changing social norms, our business involvement in a particular jurisdiction or an otherwise unforeseen development in science or technology;

•
risks associated with further unanticipated developments related to the COVID-19 pandemic that negatively affect our operations and financial condition, including adverse macroeconomic developments caused by recent volatility in oil prices in the wake of the COVID-19 outbreak;

•
in each of the countries in which we operate and where laws are applicable to us, risks relating to legislation, regulation, taxation and currency, including costs of compliance, currency and exchange controls, currency fluctuations, and abrupt changes to laws, regulations, decrees and decisions governing the telecommunications industry and the taxation thereof, laws on foreign investment, anti-corruption and anti-terror laws, economic sanctions and their official interpretation by governmental and other regulatory bodies and courts;

•
risks related to the impact of export controls on our and important third-party suppliers' ability to procure goods, software or technology necessary for the services we provide to our customers, particularly on the production and delivery of supplies, support services, software, and equipment that we source from these suppliers - for example, in April 2018, the U.S. Department of Commerce, Bureau of Industry and Security (“BIS”) issued an Export Administration Regulation (“EAR”) Denial Order to ZTE Corporation (“ZTE”) which prohibited, among other things, exports, re-exports and in-country transfers of goods, software and technology (collectively, “Items”), each of which could have led to service degradation and disruptions in certain markets, and in May and August 2019, BIS added Huawei Technologies Company Ltd. and 114 of its affiliates (collectively, “Huawei”) to its “Entity List”, prohibiting companies globally from directly or indirectly exporting, re-exporting or in-country transferring all Items subject to the EAR to Huawei and procuring Items from Huawei when they have reason to know that the Items were originally procured by Huawei in violation of U.S. law;

•	risks relating to a failure to meet expectations regarding various strategic initiatives, including, but not limited to, changes to our portfolio;

•
risks related to solvency and other cash flow issues, including our ability to raise the necessary additional capital and incur additional indebtedness, the ability of our subsidiaries to make dividend payments, our ability to develop additional sources of revenue and unforeseen disruptions in our revenue streams;

•
risks that the adjudications by the various regulatory agencies or other parties with whom we are involved in legal challenges, tax disputes or appeals may not result in a final resolution in our favor or that we are unsuccessful in our defense of material litigation claims or are unable to settle such claims;

•
risks relating to our company and its operations in each of the countries in which we operate and where laws are applicable to us, including demand for and market acceptance of our products and services, regulatory uncertainty regarding our licenses, frequency allocations and numbering capacity, constraints on our spectrum capacity, availability of line capacity, intellectual property rights protection, labor issues, interconnection agreements, equipment failures and competitive product and pricing pressures;

•
risks related to developments from competition, unforeseen or otherwise, in each of the countries in which we operate and where laws are applicable to us including our ability to keep pace with technological change and evolving industry standards;

•	risks related to the activities of our strategic shareholders, lenders, employees, joint venture partners, representatives, agents, suppliers, customers and other third parties;

•
risks associated with our existing and future transactions, including with respect to realizing the expected synergies of closed transactions, satisfying closing conditions for new transactions, obtaining regulatory approvals and implementing remedies;

•
risks associated with data protection, cyber-attacks or systems and network disruptions, or the perception of such attacks or failures in each of the countries in which we operate, including the costs associated with such events and the reputational harm that could arise therefrom;

•	risks related to the ownership of our American Depositary Receipts, including those associated with VEON Ltd.’s status as a Bermuda company and a foreign private issuer; and

•	other risks and uncertainties, including those set forth in Item 3 - Key Information — D. Risk Factors in our 2019 Annual Report.
These factors and the other risk factors described in our 2019 Annual Report are not necessarily all of the factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our future results. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Under no circumstances should the inclusion of such forward-looking statements in this document be regarded as a representation or warranty by us or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. Therefore, you are cautioned not to place undue reliance on these forward-looking statements.
The forward-looking statements included in this document are made only as of the date of the filing of this document. We cannot assure you that any projected results or events will be achieved. Except to the extent required by law, we disclaim any obligation to update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should refer to our periodic and current reports filed or furnished, as applicable, with the SEC for specific risks which could cause actual results to be significantly different from those expressed or implied by these forward-looking statements.
OVERVIEW
VEON is a leading global provider of connectivity and internet services. Present in some of the world’s most dynamic markets, VEON provides more than 211 million customers with voice, fixed broadband, data and digital services. VEON currently offers services to customers in 10 countries: Russia, Pakistan, Algeria, Bangladesh, Ukraine, Uzbekistan,

Kazakhstan, Kyrgyzstan, Armenia and Georgia. We provide services under the “Beeline,” “Kyivstar,” “banglalink,” “Jazz” and “Djezzy” brands.
BASIS OF PRESENTATION OF FINANCIAL RESULTS
Our unaudited interim condensed consolidated financial statements attached hereto have been prepared in accordance with IAS 34 Interim Financial Reporting. The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Group’s audited annual consolidated financial statements as of and for the year ended December 31, 2019.
REPORTABLE SEGMENTS
We present our reportable segments based on economic environments and stages of development in different geographical areas, requiring different investment and marketing strategies.
As of March 31, 2020, our reportable segments consist of the following seven segments: Russia, representing our “cornerstone” market; Pakistan, Ukraine, Uzbekistan and Kazakhstan, representing our “growth engines”; and Algeria and Bangladesh, representing our “frontier markets”.
We also present our results of operations for our “Other frontier markets" and “HQ and eliminations” although these are not reportable segments. “Other frontier markets” represents our results of operations in Kyrgyzstan, Armenia and Georgia. “HQ and eliminations” represents transactions related to management activities within the group in Amsterdam, London and Luxembourg and costs relating to centrally managed operations, as well as intercompany eliminations to reconcile with our total revenue and Adjusted EBITDA.
For further details please see Note 2 to our unaudited interim condensed consolidated financial statements attached hereto.
KEY DEVELOPMENTS DURING THE FIRST QUARTER OF 2020
COVID-19
We are seeing first-hand how the COVID-19 pandemic is affecting individuals, families, businesses and industries across our operating markets. As a provider of vital infrastructure, on which people depend, we recognize that it is in moments like these that we must ensure that communities stay connected, supporting those in need and working together to overcome this unprecedented global challenge. We will continue to work with our operating companies to deliver the services that our employees, customers and communities need.
Our first priority has been the health and safety of our employees, our 211 million customers and everyone in our operating countries. Helping to protect lives, safeguard livelihoods and enhance lifestyles at this difficult time defines our role in the global effort to fight this pandemic.
We have taken a number of measures to help our customers, including offering additional data and minutes, enabling free access to our content services and waiving late fees. Across our 10 operating countries, all emergency health care and foreign affairs hot lines and websites have been zero-rated and as the situation continues to develop our colleagues across the different countries are doing whatever they can to help our customers and the broader communities and spread helpful information about government guidance.
While we are seeing some initial positive usage trends in both our voice and data services, we are facing a number of challenges across the business. These include disruption in our distribution channels, migration of our customer base away from urban areas and a migration in data utilization from our mobile to our fixed networks. These have had a direct financial impact on our business in recent weeks, particularly on roaming revenues, device sales and prepaid top-up volumes. As a consequence, in the month of April we saw a high single-digit¹ YoY decline in revenues and a mid-teens¹ decline in EBITDA in local currency terms.

Given increasing uncertainty surrounding both the duration and eventual economic impact of the lock-down, we believe it is no longer prudent to provide financial guidance for 2020.
As we look to mitigate the impact of COVID-19 on our business, we are looking to extend payments terms with our key vendors, while at the same time optimizing costs and capex as appropriate across our operations. We will continue to focus on optimizing our balance sheet structure in the coming quarters. It is however important that we do not lose focus on our planned operational improvements throughout the balance of the year which will stand us in good stead for the medium term.
1 Revenue and EBITDA YoY performance for April 2020, excludes the positive impact related to special compensation of USD 38 million in April 2019 and the impact of tax regime changes in Pakistan. Special compensation is related to the termination of a network sharing agreement in Kazakhstan between our subsidiary KaR-Tel LLP and Kcell Joint Stock Company ("Kcell”) due to Kazakh telecom JSC’s acquisition of 75% of Kcell's shares.
USD 6.5 BILLION GLOBAL MEDIUM TERM NOTE PROGRAM
On April 16, 2020, VEON Holdings B.V. announced the establishment of a USD 6.5 billion Global Medium Term Note program for the issuance of bonds (the "MTN Program"). In connection with the establishment of the MTN Program, VEON prepared a base offering memorandum, which has been approved by the Luxembourg Stock Exchange, in order to enable bonds issued under the MTN Program to be admitted to listing on the Official List of the Luxembourg Stock Exchange and to trading on the Euro MTF market of the Luxembourg Stock Exchange.
Following the establishment of the MTN Program, VEON is monitoring the international capital markets and is considering potential offerings during 2020 under the MTN Program of notes denominated across the various currencies of our operations, subject to funding needs and market conditions.
MANAGEMENT CHANGES
On April 6, 2020, VEON announced the appointment of Serkan Okandan as Group Chief Financial Officer (CFO), effective from May 1, 2020. Serkan brings a wealth of experience to VEON which will be invaluable as we look to consolidate our position in connectivity and digital services.
On April 3, 2020, VEON announced the appointment of Alexander Torbakhov as Chief Executive Officer of Beeline Russia, effective from April 6. Alexander brings with him a wealth of success from some of the country’s largest consumer and technology businesses.
On April 28, 2020, VEON announced that Erwan Gelebart has been appointed as CEO for Jazz Cash effective May 18, 2020. With 7.3 million active digital wallets, JazzCash has enormous potential in Pakistan and Erwan will play a crucial part in our growth plans for JazzCash.
AGM ANNOUNCEMENT
On 1 May 2020 VEON announced that its Board of Directors has set the date for the Company’s Annual General Meeting (AGM) of Shareholders for 1 June 2020. VEON also announced that Ursula Burns would not stand for re-election as Group Chairman at the 2020 AGM. Guillaume Bacuvier, Sir Julian Horn-Smith and Guy Laurence have also opted to not stand for re-election. The candidates put forward for election to the Board include seven directors currently serving on the Board: Osama Bedier, Mikhail M. Fridman, Gennady Gazin, Andrei Gusev, Gunnar Holt, Robert Jan van de Kraats, and Alexander Pertsovsky, as well as five new candidates: Hans Holger Albrecht, Mariano De Beer, Peter Derby, Amos Genish and Stephen Pusey.

RESULTS OF OPERATIONS
FINANCIAL PERFORMANCE FOR THREE MONTHS ENDED MARCH 31, 2020

	Three-month period
(In millions of U.S. dollars, except per share amounts)	2020	2019

Service revenues	1,978	2,005
Sale of equipment and accessories	88	89
Other revenue	31	30
Total operating revenues	2,097	2,124

Other operating income	—	350

Service costs	(381)	(368)
Cost of equipment and accessories	(89)	(90)
Selling, general and administrative expenses	(706)	(718)
Depreciation	(416)	(403)
Amortization	(92)	(94)
Impairment (loss) / reversal	—	(6)
Gain / (loss) on disposal of non-current assets	(6)	(7)

Operating profit	407	788

Finance costs	(207)	(211)
Finance income	9	14
Other non-operating gain / (loss)	15	4
Net foreign exchange gain / (loss)	(29)	14
Profit / (loss) before tax	195	609

Income tax expense	(75)	(79)
Profit / (loss) for the period	120	530

Attributable to:
The owners of the parent	108	495
Non-controlling interest	12	35
	120	530

TOTAL OPERATING REVENUE

Our consolidated total operating revenue decreased by 1.3% year-on-year, primarily due to lower revenue in Russia, arising from decreased activity relating to post and prepaid services revenue and lower customer base, as well as lower revenue in Pakistan in U.S. dollar terms, arising from a devaluation of the Pakistani Rupee and negative impact of tax regime changes in Pakistan. These were offset by strong performances in Ukraine and Kazakhstan.

In millions of U.S. dollars	Three months ended March 31,
	2020	2019

Our cornerstone
Russia	1,020	1,048

Our growth engines
Pakistan	316	362
Ukraine	238	188
Kazakhstan	118	103
Uzbekistan	55	64

Our frontier markets
Algeria	185	192
Bangladesh	137	134
Other frontier markets	38	41

Other
HQ and eliminations	(10)	(8)

Total segments	2,097	2,124
ADJUSTED EBITDA

	Adjusted EBITDA
	2020	2019

Our cornerstone
Russia	427	468

Our growth engines
Pakistan	147	183
Ukraine	161	118
Kazakhstan	63	55
Uzbekistan	25	32

Our frontier markets
Algeria	81	89
Bangladesh	59	60
Other frontier markets	14	14

Other
HQ and eliminations	(56)	279

Total segments	921	1,298

Our consolidated Adjusted EBITDA decreased by 29% year-on-year, primarily due to a one-off gain of US$350 million within HQ and eliminations in Q1-19, relating to a revised arrangement with Ericsson to upgrade core IT systems of VEON’s operating companies.
OPERATING PROFIT
Our consolidated operating profit decreased to US$407 million in the three months ended March 31, 2020 compared to US$788 million in the three months ended March 31, 2019, primarily due to a one-off gain of US$350 million in Q1-19, relating to a revised arrangement with Ericsson to upgrade core IT systems of VEON’s operating companies.
NON-OPERATING PROFITS AND LOSSES
Finance costs
Our finance costs of US$207 million during the three-month period ended March 31, 2020 were in line with the level for three-month period ended March 31, 2019 (US$211 million).
Finance income
There were no material changes in our consolidated finance income during the three-month period ended March 31, 2020 when compared with three-month period ended March 31, 2019.
Other non-operating (gains) / losses
During the three-month period ended March 31, 2020 we recognized Other non-operating gains of US$15 million compared to a gain of US$4 million during the three-month period ended March 31, 2019.
Net foreign exchange gain / (loss)
During the three-month period ended March 31, 2020, we recognized a net foreign exchange loss of US$29 million compared to a gain of US$14 million during the three-month period ended March 31, 2019. This was mainly due to the depreciation of currencies of the countries in which VEON operates, particularly the Russian ruble.
INCOME TAX EXPENSE
Our consolidated income tax expense remained at par at US$75 million in the three months ended March 31, 2020 compared to US$79 million in the three months ended March 31, 2019.
For more information regarding income tax expenses, please refer to Note 3 of our unaudited interim condensed consolidated financial statements attached hereto.
PROFIT / (LOSS) FOR THE PERIOD ATTRIBUTABLE TO THE OWNERS OF THE PARENT FROM CONTINUING OPERATIONS
The year-on-year change of our profit / (loss) for the period attributable to the owners of the parent from continuing operations was mainly due to decreased operating profit as discussed above.
PROFIT / (LOSS) FOR THE PERIOD ATTRIBUTABLE TO NON-CONTROLLING INTEREST
The year-on-year change of profit / (loss) for the period attributable to non-controlling interest was mainly driven by decreased operating profit, as well as the acquisition of non-controlling interest in August 2019 which resulted in a lower level of non controlling interest in our operations in Pakistan and Bangladesh in the three months ended March 31, 2020 when compared with March 31, 2019.

RESULT OF REPORTABLE SEGMENTS
RUSSIA
RESULTS OF OPERATIONS IN US$

	Three months ended March 31,
In millions of U.S. dollars (except as indicated)	2020	2019	‘20-19 % change
Total operating revenue	1,020	1,048	-3%
Mobile service revenue	795	831	-4%
- of which fixed-mobile convergence (“FMC”)	42	34	24%
- of which mobile data	247	227	9%
Fixed-line service revenue	138	129	7%
Sales of equipment, accessories and other	88	88	0%
Operating expenses	593	580	2%
Adjusted EBITDA	427	468	-9%
Adjusted EBITDA margin	41.9%	44.7%	-2.8pp
RESULTS OF OPERATIONS IN RUB

	Three months ended March 31,
In millions of RUB (except as indicated)	2020	2019	‘20-19 % change
Total operating revenue	67,457	69,247	-3%
Mobile service revenue	52,518	54,933	-4%
- of which fixed-mobile convergence (“FMC”)	2,749	2,223	24%
- of which mobile data	16,298	15,022	9%
Fixed-line service revenue	9,112	8,502	7%
Sales of equipment, accessories and other	5,828	5,812	0%
Operating expenses	39,278	38,313	3%
Adjusted EBITDA	28,180	30,934	-9%
Adjusted EBITDA margin	41.8%	44.7%	-2.9	pp
SELECTED PERFORMANCE INDICATORS

	Three months ended March 31,
	2020	2019	2020-2019 change %
Mobile
Customers in millions	53.5	54.2	-1%
Mobile data customers in millions	34.4	35.1	-2%
ARPU in US$	4.9	5.0	-3%
ARPU in RUB	323.0	333.0	-3%
TOTAL OPERATING REVENUE
Our total operating revenue in Russia decreased by 3% year-on-year both in USD and local currency terms , primarily due to the decreased activity in three months ended March 31, 2020 compared with three months ended March 31, 2019 relating to post and prepaid services revenue, impact of unlimited tariff plans and lower customer base.

ADJUSTED EBITDA
Our Russia Adjusted EBITDA decreased by 9% to US$427 million during the three months ended March 31, 2020 compared with three months ended March 31, 2019, primarily due to reduced revenue as described above, as well as increased structural operating expenses. This increase in operating expenses was compensated to some extent through lower general and administrative costs and operational savings. In functional currency terms EBITDA also reduced by 9%.
In functional currency terms, our Russia Adjusted EBITDA decreased by 9%.
SELECTED PERFORMANCE INDICATORS
The number of mobile customers and the number of mobile data customers in Russia decreased during the three months ended March 31, 2020 when compared to same period 2019, in each case driven by a reduction in sales through alternative distribution channels.
Our mobile ARPU in Russia decreased by 3% in the three months ended March 31, 2020 to US$4.9 when compared with the same period 2019, mainly due to reduced revenue. In functional currency terms, mobile ARPU in Russia also reduced by 3% during the three months ended March 31, 2020 RUB 323.
PAKISTAN
RESULTS OF OPERATIONS IN US$

	Three months ended March 31,
In millions of U.S. dollars (except as indicated)	2020	2019	‘20-19 % change
Total operating revenue	316	362	-13%
Mobile service revenue	293	337	-13%
- of which mobile data	102	97	5%
Sales of equipment, accessories and other	23	25	-8%
Operating expenses	169	179	-5%
Adjusted EBITDA	147	183	-20%
Adjusted EBITDA margin	46.4%	50.6%	-4.2pp
RESULTS OF OPERATIONS IN PKR

	Three months ended March 31,
In millions of PKR (except as indicated)	2020	2019	‘20-19 % change
Total operating revenue	49,282	50,595	-3%
Mobile service revenue	45,717	47,118	-3%
- of which mobile data	15,930	13,599	17%
Sales of equipment, accessories and other	3,564	3,476	3%
Operating expenses	26,401	24,986	6%
Adjusted EBITDA	22,881	25,609	-11%
Adjusted EBITDA margin	46.4%	50.6%	-4.2	pp

SELECTED PERFORMANCE INDICATORS

	Three months ended March 31,
	2020	2019	‘20-19 % change
Mobile
Customers in millions	62.0	58.3	6%
Mobile data customers in millions	40.4	34.8	16%
ARPU in US$	1.6	2.0	-19%
ARPU in PKR	247	272	-9%

TOTAL OPERATING REVENUE
In the three months ended March 31, 2020, our Pakistan total operating revenue decreased by 13% year-on-year to US$316 million primarily as a result of the devaluation of the local currency. In local currency terms, our Pakistan total operating revenue decreased by 3% due to reduced activity when compared with same period last year.
ADJUSTED EBITDA
Our Pakistan Adjusted EBITDA during the three months ended March 31, 2020 decreased by 20% when compared to same period last year, to US$147 million, largely driven by the devaluation of the local currency. In local currency terms, our Pakistan Adjusted EBITDA decreased by 11% due to the impact of tax regime changes in Pakistan.
SELECTED PERFORMANCE INDICATORS
As of March 31, 2020, we had 62 million customers in Pakistan, representing an increase of 6% year-on-year, with growth primarily in mobile data customers, which increased by 16% year-on-year. This increase arose on the back of our continued expansion of the data network in Pakistan.
In the three months ended March 31, 2020, our mobile ARPU in Pakistan decreased by 19% year-on-year to US$1.6, driven by a devaluation of the local currency. In local currency terms, mobile ARPU in Pakistan decreased by 9% year-on-year to PKR 247.0, driven mainly by reduced activity during the period.

ALGERIA
RESULTS OF OPERATIONS IN US$

	Three months ended March 31,
In millions of U.S. dollars (except as indicated)	2020	2019	‘20-19 % change
Total operating revenue	185	192	-4%
Mobile service revenue	184	192	-4%
- of which mobile data	68	53	29%
Sales of equipment, accessories and other	1	—	0%
Operating expenses	104	103	1%
Adjusted EBITDA	81	89	-9%
Adjusted EBITDA margin	43.6%	46.3%	-2.7pp
RESULTS OF OPERATIONS IN DZD

	Three months ended March 31,
In millions of DZD (except as indicated)	2020	2019	‘20-19 % change
Total operating revenue	22,315	22,803	-2%
Mobile service revenue	22,192	22,747	-2%
- of which mobile data	8,236	6,262	32%
Sales of equipment, accessories and other	124	56	121%
Operating expenses	12,581	12,250	3%
Adjusted EBITDA	9,734	10,553	-8%
Adjusted EBITDA margin	43.6%	46.3%	-2.7	pp

SELECTED PERFORMANCE INDICATORS

	Three months ended March 31,
	2020	2019	‘20-19 % change
Mobile
Customers in millions	14.2	16.0	-11%
Mobile data customers in millions	8.9	9.5	-7%
ARPU in US$	4.2	4.0	6%
ARPU in DZD	512	474	8%
TOTAL OPERATING REVENUE
In the three months ended March 31, 2020 our Algeria total operating revenue decreased by 4% when compared with the same period last year, primarily due to lower subscriber base and MTR rate change that was offset to some extent with higher ARPU due to increased pricing strategy and more high value subscribers relative to the customer base. Data revenue growth remained strong due to higher usage as a result of the roll-out of the 4G/LTE network. In local currency terms, total operating revenue in Algeria decreased by 2%.
ADJUSTED EBITDA
In the three months ended March 31, 2020, our Algeria Adjusted EBITDA decreased by 9% when compared with the same period last year, primarily due to the decrease in total revenue, increase in MTR and higher interconnection costs. In functional currency terms, our Algeria Adjusted EBITDA decreased by 8%.

SELECTED PERFORMANCE INDICATORS
The customer base in our Algeria segment decreased by 11% year-on-year driven by a higher churn rate. Our mobile data customers in Algeria also saw a decrease of 7% due to higher churn rate and price competition.
In the three months ended March 31, 2020, our mobile ARPU in Algeria increased by 6% to US$4.2, mainly due to increased pricing and more high value customers in our base. In local currency terms, our mobile ARPU in Algeria increased by 8% compared with the same period last year.
BANGLADESH
RESULTS OF OPERATIONS IN US$

	Three months ended March 31,
In millions of U.S. dollars (except as indicated)	2020	2019	‘20-19 % change
Total operating revenue	137	134	2%
Mobile service revenue	134	131	3%
- of which mobile data	31	27	17%
Sales of equipment, accessories and other	3	3	0%
Operating expenses	78	74	6%
Adjusted EBITDA	59	60	-2%
Adjusted EBITDA margin	43.0%	44.8%	-1.7pp
RESULTS OF OPERATIONS IN BDT

	Three months ended March 31,
In millions of BDT (except as indicated)	2020	2019	‘20-19 % change
Total operating revenue	11,629	11,213	4%
Mobile service revenue	11,413	10,951	4%
- of which mobile data	2,658	2,242	19%
Sales of equipment, accessories and other	216	262	-18%
Operating expenses	6,623	6,191	7%
Adjusted EBITDA	5,006	5,022	—%
Adjusted EBITDA margin	43.0%	44.8%	-1.8	pp
SELECTED PERFORMANCE INDICATORS

	Three months ended March 31,
	2020	2019	‘20-19 % change
Mobile
Customers in millions	33.6	33.0	2%
Mobile data customers in millions	21.9	20.4	8%
ARPU in US$	1.3	1.3	—%
ARPU in BDT	113	112	1%

TOTAL OPERATING REVENUE
In the three months ended March 31, 2020, our Bangladesh total operating revenue increased by 2% when compared with the same period last year, primarily due to an acceleration of service revenue growth following spectrum acquisition and enhanced network availability, along with the continued expansion of Banglalink’s distribution footprint. In functional currency terms, total operating revenue in Bangladesh increased by 4%.
ADJUSTED EBITDA
In the three months ended March 31, 2020 our Bangladesh Adjusted EBITDA decreased by 2% as compared the three months ended March 31, 2019 due to higher revenues offset by the increase in minimum tax rates adversely impacting operational cost and the exchange rate impact. In local currency Adjusted EBITDA remained at par with the same period last year.
SELECTED PERFORMANCE INDICATORS
Customers in our Bangladesh segment increased by 2% year-on-year to 33.6 million. The increase was mainly due to improved distribution and network availability. The number of mobile data customers increased by 8% due to continued efforts to attract new customers, successful targeting of voice-only customers and network expansion.
Our mobile ARPU in Bangladesh both in USD and local currency term remained stable and at par with same period last year.
UKRAINE
RESULTS OF OPERATIONS IN US$

	Three months ended March 31,
In millions of U.S. dollars (except as indicated)	2020	2019	‘20-19 % change
Total operating revenue	238	188	27%
Mobile service revenue	221	175	27%
- of which mobile data	120	90	33%
Fixed-line service revenue	15	12	27%
Sales of equipment, accessories and other	1	1	19%
Operating expenses	76	70	10%
Adjusted EBITDA	161	118	36%
Adjusted EBITDA margin	67.8%	62.9%	4.9pp
RESULTS OF OPERATIONS IN UAH

	Three months ended March 31,
In millions of UAH (except as indicated)	2020	2019	‘20-19 % change
Total operating revenue	5,950	5,125	16%
Mobile service revenue	5,530	4,763	16%
- of which mobile data	3,004	2,454	22%
Fixed-line service revenue	384	329	17%
Sales of equipment, accessories and other	36	33	9%
Operating expenses	1,910	1,902	0%
Adjusted EBITDA	4,040	3,223	25%
Adjusted EBITDA margin	67.9%	62.9%	5.0	pp

SELECTED PERFORMANCE INDICATORS

	Three months ended March 31,
	2020	2019	‘20-19 % change
Mobile
Customers in millions	26.0	26.3	-1%
Mobile data customers in millions	17.0	15.4	10%
ARPU in US$	2.8	2.2	28%
ARPU in UAH	70	60	17%
TOTAL OPERATING REVENUE
In the three months ended March 31, 2020 our Ukraine total operating revenue increased by 27% when compared with the same period last year to US$238 million. The increase was primarily driven by mobile data, voice and fixed line revenue growth owing to continuous 4G roll out, increase traffic and pricing. In addition, the local currency also observed an improvement against the USD when compared with the same period last year.
In local currency terms, our Ukraine total operating revenue increased by 16%.
ADJUSTED EBITDA
Our Ukraine Adjusted EBITDA increased by 36% to US$161 million in the three months ended March 31, 2020 when compared with same period last year, primarily due to higher revenues, as discussed above which was partially offset by the higher structural operating expenses.
SELECTED PERFORMANCE INDICATORS
As of March 31, 2020, we had 26.0 million mobile customers in Ukraine, representing a decrease of 1% year-on-year. The decrease was a result of demographic trends in Ukraine and the reduction in multi SIM users. The number of our mobile data customers in Ukraine increased by 10% year-on-year, mainly due to an increased 4G/ LTE user penetration.
In the three months ended March 31, 2020, our mobile ARPU in Ukraine increased by 28% year-on-year to US$2.8 due to data usage growth and appreciation of local currency against USD. In functional currency terms, mobile ARPU in Ukraine increased by 17% to UAH 70.

KAZAKHSTAN
RESULTS OF OPERATIONS IN US$

	Three months ended March 31,
In millions of U.S. dollars (except as indicated)	2020	2019	‘20-19 % change
Total operating revenue	118	103	14%
Mobile service revenue	98	86	14%
- of which mobile data	48	34	42%
Fixed-line service revenue	18	16	12%
Sales of equipment, accessories and other	2	1	90%
Operating expenses	55	48	14%
Adjusted EBITDA	63	55	14%
Adjusted EBITDA margin	53.6%	53.6%	0.0pp
RESULTS OF OPERATIONS IN KZT

	Three months ended March 31,
In millions of KZT (except as indicated)	2020	2019	‘20-19 % change
Total operating revenue	45,954	39,030	18%
Mobile service revenue	38,213	32,591	17%
- of which mobile data	18,636	12,722	47%
Fixed-line service revenue	7,116	6,124	16%
Sales of equipment, accessories and other	624	314	99%
Operating expenses	21,327	18,127	18%
Adjusted EBITDA	24,628	20,903	18%
Adjusted EBITDA margin	53.6%	53.6%	—
SELECTED PERFORMANCE INDICATORS

	Three months ended March 31,
	2020	2019	‘20-19 % change
Mobile
Customers in millions	9.6	9.7	-1%
Mobile data customers in millions	6.7	6.1	9%
ARPU in US$	3.3	2.9	13%
ARPU in KZT	1,283	1,101	17%
TOTAL OPERATING REVENUE
In the three months ended March 31, 2020, our Kazakhstan total operating revenue increased by 14% when compared with same period last year US$118 million. The increase was primarily due strong growth in data consumption and fixed line services, partially offset by devaluation of local currency against the US dollar.
In functional currency terms, our Kazakhstan total operating revenue increased by 18%.

ADJUSTED EBITDA
Our Kazakhstan Adjusted EBITDA increased by 14% to US$63 million in the three months ended March 31, 2020 when compared with the same period last year, primarily due to higher revenues slightly offset by higher operating expenses. In functional currency terms, our Kazakhstan Adjusted EBITDA increased by 18% compared with the same period last year.
NUMBER OF CUSTOMERS
As of March 31, 2020, we had 9.6 million mobile customers in Kazakhstan, representing a decrease of 1% compared to last year. The decrease was a mainly post IMEI registration barriers resulting in lower gross additions. The number of our mobile data customers in Kazakhstan increased by 9%, mainly due improved data bundle offers and data services.
In the three months ended March 31, 2020, our mobile ARPU in Kazakhstan increased by 13% to US$3.3 due to data usage growth. In functional currency terms, mobile ARPU in Kazakhstan increased by 17% to KZT 1,283.
UZBEKISTAN
RESULTS OF OPERATIONS IN US$

	Three months ended March 31,
In millions of U.S. dollars (except as indicated)	2020	2019	‘20-19 % change
Total operating revenue	55	64	-14%
Mobile service revenue	54	63	-15%
- of which mobile data	31	28	11%
Fixed-line service revenue	0	0	0%
Sales of equipment, accessories and other	—	—	0%
Operating expenses	29	32	-8%
Adjusted EBITDA	25	32	-20%
Adjusted EBITDA margin	45.5%	49.8%	-4.3	pp
RESULTS OF OPERATIONS IN UZS

	Three months ended March 31,
In millions of UZS (except as indicated)	2020	2019	‘20-19 % change
Total operating revenue	521,512	534,673	-3%
Mobile service revenue	514,984	530,825	-3%
- of which mobile data	298,093	235,544	27%
Fixed-line service revenue	3,126	3,538	-12%
Sales of equipment, accessories and other	3,403	310	997%
Operating expenses	279,524	268,244	4%
Adjusted EBITDA	241,988	266,429	-9%
Adjusted EBITDA margin	46.4%	49.8%	-3.4	pp

SELECTED PERFORMANCE INDICATORS

	Three months ended March 31,
	2020	2019	‘20-19 % change
Mobile
Customers in millions	7.7	9.0	-14%
Mobile data customers in millions	5.0	5.6	-11%
ARPU in US$	2.3	2.3	-2%
ARPU in UZS	21,573.0	19,446.0	11%
TOTAL OPERATING REVENUE
In the three months ended March 31, 2020 our Uzbekistan total operating revenue decreased by 14% to US$55 million when compared with the same period last year, primarily due to currency devaluation. In local currency terms, our Uzbekistan total operating revenue decreased by 3% primarily due to lower subscriber base impacted by a new excise duty methodology and IMEI registration implementation.
ADJUSTED EBITDA
Our Uzbekistan Adjusted EBITDA decreased by 20% to US$25 million in the three months ended March 31, 2020, primarily due reduced revenue and the devaluation of the local currency. In local currency terms, in the three months ended March 31, 2020, our Uzbekistan Adjusted EBITDA decreased by 9% as a result of reduced revenue as discussed above and one-off provision resulting in increased operating expenses.
SELECTED PERFORMANCE INDICATORS
As of March 31, 2020, we had 7.7 million mobile customers in our Uzbekistan segment representing a decrease of 14% compared with the same period last year. The decrease was the result of our strategic focus on high value customers resulting in a higher churn rate. As of March 31, 2020, the number of our mobile data customers in Uzbekistan decreased by 11% to 5 million.
In the three months ended March 31, 2020, our mobile ARPU in Uzbekistan was US$2, representing a decrease of 2% compared with the same period last year due to currency devaluation. In functional currency terms, mobile ARPU in Uzbekistan increased by 11% year-on-year.
LIQUIDITY AND CAPITAL RESOURCES
WORKING CAPITAL
Working capital is defined as current assets less current liabilities.
As of March 31, 2020, we had negative working capital of US$2,978 million, compared to negative working capital of US$3,269 million as of December 31, 2019. The change of net working capital compared to December 31, 2019 was due to devaluation of local currencies across the Company's operational footprint, partially offset by increase in short term borrowings.
Our working capital is monitored on a regular basis by our management. Our management expects to repay our debt as it becomes due from our operating cash flows or through additional borrowings. Although we have a negative working capital, our management believes that our cash balances and available credit facilities are sufficient to meet our short term and foreseeable long-term cash requirements.

INTERIM CONSOLIDATED CASH FLOW SUMMARY

	Three months ended March 31,
(In millions of U.S. dollars)	2020	2019

Net cash flows from operating activities	626	830

Net cash flows from / (used in) investing activities	(495)	(1,035)

Net cash flows from / (used in) financing activities	124	(405)

Net increase / (decrease) in cash and cash equivalents	255	(610)
Net foreign exchange difference	(70)	11
Cash and cash equivalents at beginning of period	1,204	1,791

Cash and cash equivalents at end of period, net of overdraft	1,389	1,192
For more details, see Interim Condensed Consolidated Statement of Cash Flows in our Interim Condensed Audited Consolidated Financial Statements.
OPERATING ACTIVITIES
During the three months ended March 31, 2020, net cash flows from operating activities decreased to US$626 million from US$830 million during the three months ended March 31, 2019. The decrease is mainly due to a one-off cash inflow of US$350 million in the same period last year, relating to the revised arrangement with Ericsson partially offset by the changes in working capital.
INVESTING ACTIVITIES
During the three months ended March 31, 2020, net outflow for investing activities was US$495 million compared to net cash outflow of US$1,035 million for the same period last year. This decrease was mainly driven by a significant outflow in the first quarter of 2019 relating to amounts pledged as collateral for the Mandatory Tender Offer with respect to the acquisition of non-controlling interests in GTH.
Acquisitions and Disposals
For information regarding our acquisitions and disposals, see Notes 5 and 6 to our unaudited interim condensed consolidated financial statements attached hereto.
FINANCING ACTIVITIES
During the three months ended March 31, 2020, net cash inflow from financing activities was US$124 million compared to net cash outflow of US$405 million during the three months ended March 31, 2019. The change in net cash flows from financing activities was mainly driven by higher amounts of debt raised during the three months ended March 31, 2020.
During the three months ended March 31, 2020, we raised US$1,087 million net of fees paid for borrowings, repaid US$717 million under various debt facilities and paid US$245 million of dividends.
Debt raised during the quarter related primarily to US$600 million short-term drawings under the VEON Holdings B.V. Revolving Credit Facility, issuance of US$300 million VEON Holdings B.V. senior unsecured bonds maturing in 2025 and a RUB 12.5 billion (US$175 million equivalent) increase to the VEON Holdings B.V. loan with Alfa Bank.

The most notable debt repayments during the three months ended March 31, 2020 were the US$500 million early redemption of the GTH Finance B.V. bonds, the RUB 7.5 billion (US$113 million equivalent) partial prepayment of the VEON Holdings B.V. loan with Sberbank and US$77 million of scheduled repayments under lease contracts.

BORROWINGS
As of March 31, 2020, the principal amounts of our external indebtedness represented by bank loans and bonds amounted to US$7,516 million, compared to US$7,519 million as of December 31, 2019. As of March 31, 2020, our debt includes overdrawn bank accounts related to a cash-pooling program of US$97 million (December 31, 2019: US$46 million).
As of March 31, 2020, VEON had the following principal amounts outstanding for interest-bearing loans and bonds as well as cash-pool overdrawn bank accounts:

Entity	Type of debt/ original lenders	Interest rate	Debt currency	Outstanding debt (mln)	Outstanding debt (USD mln)	Maturity date
VEON Holdings B.V.	Loan from Sberbank	10.0000%	RUB	87,500	1,126	19.05.2022
VEON Holdings B.V.	Loan from Alfa Bank	7.5000%	RUB	30,000	386	13.03.2025
VEON Holdings B.V.	Loan from VTB	8.7500%	RUB	30,000	386	30.08.2022
VEON Holdings B.V.	Notes	3.9500%	USD	600	600	16.06.2021
VEON Holdings B.V.	Notes	7.5043%	USD	417	417	01.03.2022
VEON Holdings B.V.	Notes	5.9500%	USD	529	529	13.02.2023
VEON Holdings B.V.	Notes	4.9500%	USD	533	533	17.06.2024
VEON Holdings B.V.	Notes	4.0000%	USD	1,000	1,000	09.04.2025
VEON Holdings B.V.	RCF utilization	3.5153%	USD	300	300	03.04.2020
VEON Holdings B.V.	RCF utilization	2.7500%	USD	300	300	20.04.2020
VEON Holdings B.V.	Cash-pool overdrawn accounts*				30
TOTAL VEON Holdings B.V.					5,607

GTH Finance B.V.	Notes	7.2500%	USD	700	700	26.04.2023
TOTAL GTH Finance B.V.					700

PJSC VimpelCom	Loan from VIP Finance Ireland (funded by the issuance of loan participation notes by VIP Finance Ireland)	7.7480%	USD	262	262	02.02.2021
PJSC VimpelCom	Other				9
TOTAL PJSC VimpelCom					271

Pakistan Mobile Communications Limited	Loan from Habib Bank Limited	6 months KIBOR + 0.90%	PKR	1,333	8	23.12.2020
Pakistan Mobile Communications Limited	Loan from ING Bank N.V.	6 months LIBOR + 1.9%	USD	75	75	31.12.2020
Pakistan Mobile Communications Limited	Loan from MCB Bank Limited	6 months KIBOR + 0.8%	PKR	5,333	32	23.12.2020
Pakistan Mobile Communications Limited	Loan from Habib Bank Limited	6 months KIBOR + 0.35%	PKR	8,333	50	29.06.2022
Pakistan Mobile Communications Limited	Syndicated credit facility	6 months KIBOR	PKR	3,879	23	31.12.2023
Pakistan Mobile Communications Limited	Syndicated credit facility	6 months KIBOR	PKR	2,413	15	31.12.2023
Pakistan Mobile Communications Limited	Syndicated credit facility	6 months KIBOR + 0.35%	PKR	21,396	129	29.06.2022

Pakistan Mobile Communications Limited	Syndicated credit facility	6 months KIBOR + 0.75%	PKR	15,885	95	02.09.2026
Pakistan Mobile Communications Limited	Bilateral term facility	6 months KIBOR + 0.75%	PKR	2,963	18	02.09.2026
Pakistan Mobile Communications Limited	Other				20
TOTAL Pakistan Mobile Communications Limited					465

Banglalink Digital Communications Ltd.	Syndicated credit facility	3 months LIBOR + 2%	USD	300	300	25.4.2020
Banglalink Digital Communications Ltd.	Syndicated credit facility	Average bank deposit rate + 4.25%	BDT	7,537	89	24.12.2022
Banglalink Digital Communications Ltd.	Syndicated credit facility	Average bank deposit rate + 3.0%	BDT	1,308	15	24.12.2020
TOTAL Banglalink Digital Communications Ltd.					404

Other entities	Cash-pool overdrawn accounts* and other				69
Total VEON consolidated					7,516
* As of March 31, 2020, some bank accounts forming part of a cash pooling program and being an integral part of VEON’s cash management remained overdrawn by US$97 million. Even though the total balance of the cash pool remained positive, VEON has no legally enforceable right to set-off and therefore the overdrawn accounts are presented as financial liabilities and form part of our debt.
For additional information on our outstanding indebtedness, please refer to Note 7 of our unaudited interim condensed consolidated financial statements attached hereto.
FUTURE LIQUIDITY AND CAPITAL REQUIREMENTS
During the three months ended March 31, 2020, our capital expenditures excluding licenses and excluding right-of-use assets were US$368 million compared to US$389 million in the three months ended March 31, 2019. The decrease in capital expenditures excluding licenses and excluding right-of-use assets was primarily due to currency devaluation impacts in Russia.
We expect that our capital expenditures excluding licenses and excluding right-of-use assets in 2020 will mainly consist of investing in high-speed data networks to capture mobile data growth, including the continued roll-out of 4G/LTE networks in Russia, Algeria, Bangladesh, Pakistan and Ukraine. We expect that these expenditures will continue to be significant throughout the 2020.
Management anticipates that the funds necessary to meet our current and expected capital requirements in the foreseeable future (including with respect to any possible acquisitions) will come from:

•	Cash we currently hold;

•	Operating cash flows;

•	Borrowings under bank financings, including credit lines currently available to us;

•	Syndicated loan facilities; and

•	Issuances of debt securities on local and international capital markets.

As of March 31, 2020, we had an undrawn amount of US$1,229 million under existing committed credit facilities.
Management expects that positive cash flows from our current operations will continue to provide us with internal sources of funds. The availability of external financing depends on many factors, including the success of our operations, contractual restrictions, availability of guarantees from export credit agencies, the financial position of international and local banks, the willingness of international banks to lend to our companies and the liquidity of international and local capital markets.
Below is the reconciliation of Capital expenditures excluding licenses to cash flows used to Purchase of property, plant and equipment and intangible assets:

	2020	2019

Capital expenditures excluding licenses and ROU (refer to Note 2 of the Audited Consolidated Financial Statements)	368	389
Adjusted for
Additions of licenses	34	4
Additions of right-of-use assets	29	54
Difference in timing between accrual and payment for capital expenditures	18	(58)

Purchase of property, plant and equipment and intangible assets	449	389
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to market risk from adverse movements in foreign currency exchange rates and changes in interest rates on our obligations.
As of March 31, 2020, the largest currency exposure risks for our group were in relation to the Russian ruble, the Pakistani rupee, the Algerian dinar, the Bangladeshi taka, the Ukrainian hryvnia, the Kazakh tenge and the Uzbek som, because the majority of our cash flows from operating activities in Russia, Pakistan, Algeria, Bangladesh, Ukraine, Kazakhstan and Uzbekistan are denominated in each of these functional currencies, respectively, while our debt, if not incurred in or hedged to the aforementioned currencies, is primarily denominated in U.S. dollars.
As of March 31, 2020, we held approximately 53% of our readily available cash and bank deposits in U.S. dollars in order to hedge against the risk of functional currency devaluation. We also hold part of our debt in Russian rubles and other currencies and we enter into foreign currency derivatives to manage this risk. Nonetheless, if the U.S. dollar value of the Russian ruble, Algerian dinar, Pakistani rupee, Bangladeshi taka, Ukrainian hryvnia, Kazakh tenge or Uzbek som were to dramatically decline, it could negatively impact our ability to repay or refinance our U.S. dollar denominated indebtedness. Our treasury function has developed risk management policies that establish guidelines for limiting foreign currency exchange rate risk.
For more information on risks associated with currency exchange rates, see the section of our 2019 Annual Report entitled “Item 3—Key Information—D. Risk Factors— Market Risks —We are exposed to foreign currency exchange loss and currency fluctuation and translation risks.”
In accordance with our policies, we do not enter into any treasury transactions of a speculative nature.
As of March 31, 2020, the interest rate risk on the financing of our group was limited as 80% of our group’s total debt was fixed rate debt.

Unaudited interim condensed
consolidated financial statements

VEON Ltd.

As of and for the three-month period
ended March 31, 2020

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended March 31, 2020	1

INTERIM CONDENSED CONSOLIDATED INCOME STATEMENT
for the three-month period ended March 31

		Three-month period
(In millions of U.S. dollars, except per share amounts)	Note	2020	2019

Service revenues		1,978	2,005
Sale of equipment and accessories		88	89
Other revenue		31	30
Total operating revenues	2	2,097	2,124

Other operating income	4	—	350

Service costs		(381)	(368)
Cost of equipment and accessories		(89)	(90)
Selling, general and administrative expenses		(706)	(718)
Depreciation		(416)	(403)
Amortization		(92)	(94)
Impairment (loss) / reversal		—	(6)
Gain / (loss) on disposal of non-current assets		(6)	(7)

Operating profit		407	788

Finance costs		(207)	(211)
Finance income		9	14
Other non-operating gain / (loss)		15	4
Net foreign exchange gain / (loss)		(29)	14
Profit / (loss) before tax		195	609

Income tax expense	3	(75)	(79)
Profit / (loss) for the period		120	530

Attributable to:
The owners of the parent		108	495
Non-controlling interest		12	35
		120	530

Basic and diluted gain / (loss) per share attributable to ordinary equity holders of the parent:		$0.06	$0.28

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended March 31, 2020	2

INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the three-month period ended March 31

		Three-month period
(In millions of U.S. dollars)	Note	2020	2019

Profit / (loss)		120	530

Items that may be reclassified to profit or loss
Foreign currency translation		(581)	56
Other		2	—

Items reclassified to profit or loss
Other		(5)	—

Other comprehensive income / (loss), net of tax		(584)	56
Total comprehensive income / (loss), net of tax		(464)	586

Attributable to:
The owners of the parent		(409)	564
Non-controlling interests		(55)	22
		(464)	586

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended March 31, 2020	3

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
as of

(In millions of U.S. dollars)	Note	March 31, 2020	December 31, 2019
Assets
Non-current assets
Property and equipment	5	6,206	7,340
Intangible assets	6	4,933	5,688
Investments and derivatives	7	269	235
Deferred tax assets		117	134
Other assets		163	163
Total non-current assets		11,688	13,560

Current assets
Inventories		114	169
Trade and other receivables *		422	512
Investments and derivatives *	7	361	198
Current income tax assets		21	16
Other assets		332	354
Cash and cash equivalents	8	1,486	1,250
Total current assets		2,736	2,499

Total assets		14,424	16,059

Equity and liabilities
Equity
Equity attributable to equity owners of the parent		543	1,226
Non-controlling interests		949	994
Total equity		1,492	2,220

Non-current liabilities
Debt and derivatives	7	6,943	7,759
Provisions		114	138
Deferred tax liabilities		135	141
Other liabilities		26	33
Total non-current liabilities		7,218	8,071

Current liabilities
Trade and other payables *		1,386	1,642
Debt and derivatives *	7	3,109	2,790
Provisions		162	222
Current income tax payables		95	102
Other liabilities		962	1,012
Total current liabilities		5,714	5,768

Total equity and liabilities		14,424	16,059
* Certain comparative amounts have been reclassified to conform to the current period presentation, refer to Note 14 for further details.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended March 31, 2020	4

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the three-month period ended March 31, 2020

		Attributable to equity owners of the parent
(In millions of U.S. dollars)	Note	Number of shares outstanding	Issued capital	Capital Surplus	Other capital reserves	Accumulated deficit	Foreign currency translation	Total	Non- controlling interests	Total equity

As of December 31, 2019		1,749,127,404	2	12,753	(1,887)	(1,330)	(8,312)	1,226	994	2,220

Profit / (loss) for the period		—	—	—	—	108	—	108	12	120
Other comprehensive income / (loss)		—	—	—	(4)	—	(513)	(517)	(67)	(584)
Total comprehensive income / (loss)		—	—	—	(4)	108	(513)	(409)	(55)	(464)

Dividends declared	10	—	—	—	—	(262)	—	(262)	—	(262)
Other		—	—	—	(2)	(10)	—	(12)	10	(2)

As of March 31, 2020		1,749,127,404	2	12,753	(1,893)	(1,494)	(8,825)	543	949	1,492
for the three-month period ended March 31, 2019

		Attributable to equity owners of the parent
(In millions of U.S. dollars)	Note	Number of shares outstanding	Issued capital	Capital Surplus	Other capital reserves	Accumulated deficit		Foreign currency translation	Total	Non- controlling interests	Total equity

As of December 31, 2018		1,749,127,404	2	12,753	743	(1,412)		(8,416)	3,670	(891)	2,779
Adjustments arising due to IFRS 16		—	—	—	—	(3)		—	(3)	(1)	(4)
As of January 1, 2019		1,749,127,404	2	12,753	743	(1,415)		(8,416)	3,667	(892)	2,775

Profit / (loss) for the period		—	—	—	—	495		—	495	35	530
Other comprehensive income / (loss)		—	—	—	—	2		67	69	(13)	56
Total comprehensive income / (loss)		—	—	—	—	497		67	564	22	586

Dividends declared		—	—	—	—	(297)		—	(297)	(24)	(321)
Other		—	—	—	1	(2)	—	—	(1)	(4)	(5)

As of March 31, 2019		1,749,127,404	2	12,753	744	(1,217)		(8,349)	3,933	(898)	3,035

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended March 31, 2020	5

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
for the three-month period ended March 31

		Three-month period
(In millions of U.S. dollars)	Note	2020	2019

Operating activities
Profit / (loss) before tax		195	609
Non-cash adjustments to reconcile profit before tax to net cash flows
Depreciation, amortization and impairment loss / (reversal)		508	503
(Gain) / loss on disposal of non-current assets		6	7
Finance costs		207	211
Finance income		(9)	(14)
Other non-operating (gain) / loss		(15)	(4)
Net foreign exchange (gain) / loss		29	(14)

Changes in trade and other receivables and prepayments***		(86)	(279)
Changes in inventories		23	(20)
Changes in trade and other payables***		19	42
Changes in provisions, pensions and other		(30)	15

Interest paid		(158)	(147)
Interest received		9	16
Income tax paid		(72)	(95)

Net cash flows from operating activities		626	830

Investing activities
Purchase of property, equipment and intangible assets		(449)	(389)
Payments on deposits		(20)	(640)
Receipts from / (investment in) financial assets***		(29)	(9)
Other proceeds from investing activities, net		3	3

Net cash flows from / (used in) investing activities		(495)	(1,035)

Financing activities
Proceeds from borrowings, net of fees paid *		1,087	794
Repayment of debt***		(717)	(880)
Acquisition of non-controlling interest		(1)	(5)
Dividends paid to owners of the parent		(245)	(284)
Dividends paid to non-controlling interests		—	(30)

Net cash flows from / (used in) financing activities		124	(405)

Net (decrease) / increase in cash and cash equivalents		255	(610)
Net foreign exchange difference		(70)	11
Cash and cash equivalents at beginning of period		1,204	1,791

Cash and cash equivalents at end of period, net of overdrafts **	8	1,389	1,192

*	Fees paid for borrowings were US$8 (2019: US$6).

**	Overdrawn amount was US$97 (2019: US$ 73)
*** Certain comparative amounts have been reclassified to conform to the current period presentation.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended March 31, 2020	6

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)

GENERAL INFORMATION ABOUT THE GROUP
1    GENERAL INFORMATION
VEON Ltd. (“VEON”, the “Company” and together with its consolidated subsidiaries, the “Group” or “we”) was incorporated in Bermuda on June 5, 2009. The registered office of VEON is Victoria Place, 31 Victoria Street, Hamilton HM 10, Bermuda. VEON’s headquarters and the principal place of business is located at Claude Debussylaan 88, 1082 MD Amsterdam, the Netherlands.
VEON generates revenue from the provision of voice, data and other telecommunication services through a range of mobile and fixed-line technologies, as well as selling equipment and accessories.
The interim condensed consolidated financial statements are presented in United States dollars (“U.S. dollar” or “US$”). In these notes, U.S. dollar amounts are presented in millions, except for share and per share (or American Depository Shares (“ADS”)) amounts and as otherwise indicated.
VEON’s ADSs are listed on the NASDAQ Global Select Market (“NASDAQ”) and VEON’s common shares are listed on Euronext Amsterdam, the regulated market of Euronext Amsterdam N.V. (“Euronext Amsterdam”).

Major developments during the three-month period ended March 31, 2020
Coronavirus Outbreak
On March 11, 2020 the World Health Organization declared the novel strain of coronavirus (COVID-19) a global pandemic and recommended containment and mitigation measures worldwide.
The COVID-19 pandemic is increasing dependency on and demand for essential communications, connectivity and digital services across a number of markets. Operationally, this has resulted in divergent trends across our business.
While we are seeing some initial positive usage trends in both our voice and data services, we are facing a number of challenges across the business. These include disruption in our distribution channels, migration of our customer base away from urban areas and a migration in data utilization from our mobile to our fixed networks. These have had a direct financial impact on our business in recent weeks, particularly on roaming revenues, device sales and prepaid top-up volumes.
Furthermore, an increase in demand for hard currencies has resulted in the devaluation of exchange rates in the countries in which VEON operates. As such, in the first quarter of 2020, the book value of assets and liabilities of our foreign operations, in U.S. dollar terms, has decreased significantly, with a corresponding loss of US$581 recorded against the foreign currency translation reserve in the Statement of Comprehensive Income.
Our management has taken appropriate measures to keep its personnel safe and secure. As of the date of these financial statements, we have not observed any particular material adverse impacts to our business, financial condition, and results of operations, other than as described above, and the group liquidity is sufficient to fund the business operations for at least another 12 months.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended March 31, 2020	7

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)

OPERATING ACTIVITIES OF THE GROUP
2    SEGMENT INFORMATION
Management analyzes the Company’s operating segments separately because of different economic environments and stages of development in different geographical areas, requiring different investment and marketing strategies. All the segments are grouped and analyzed as three main markets - our cornerstone, our growth engines and our frontier markets - representing the Company's strategy and capital allocation framework.
Management evaluates the performance of the Company’s segments on a regular basis, primarily based on earnings before interest, tax, depreciation, amortization, impairment, gain / loss on disposals of non-current assets, other non-operating gains / losses and share of profit / loss of joint ventures and associates (“Adjusted EBITDA”) along with assessing the capital expenditures excluding certain costs such as those for telecommunication licenses and right-of-use assets (“CAPEX exc. licenses and ROU”). Management does not analyze assets or liabilities by reportable segments.
As of December 31, 2019, management decided to include Kazakhstan as a separate reportable segment due to the increased impact of Kazakhstan operations on the overall business (as described in the Group’s audited annual consolidated financial statements as of and for the year ended December 31, 2019). In addition, management decided to show the financial impact of HQ and eliminations separately from operating companies. Comparative figures for three-month period ended March 31, 2019 have been adjusted to reflect this change.
Financial information by reportable segment for the three-month periods ended March 31 is presented in the following tables. Inter-segment transactions between segments are not material, and are made on terms which are comparable to transactions with third parties.

	Service revenue				Sale of equipment and accessories		Other revenue		Total revenue
	Mobile		Fixed
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019

Our cornerstone
Russia	794	831	138	129	83	85	5	3	1,020	1,048

Our growth engines
Pakistan	294	338	—	—	1	1	21	23	316	362
Ukraine	222	175	15	12	—	—	1	1	238	188
Kazakhstan	98	86	18	16	1	1	1	—	118	103
Uzbekistan	55	64	—	—	—	—	—	—	55	64

Our frontier markets
Algeria	184	192	—	—	1	—	—	—	185	192
Bangladesh	134	131	—	—	—	—	3	3	137	134
Other frontier markets	30	32	6	7	2	2	—	—	38	41

Other
HQ and eliminations	(10)	(8)	—	—	—	—	—	—	(10)	(8)

Total segments	1,801	1,841	177	164	88	89	31	30	2,097	2,124

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended March 31, 2020	8

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)

	Adjusted EBITDA		CAPEX exc. licenses and ROU
	2020	2019	2020	2019

Our cornerstone
Russia	427	468	166	226

Our growth engines
Pakistan	147	183	68	51
Ukraine	161	118	38	29
Kazakhstan	63	55	25	11
Uzbekistan	25	32	5	25

Our frontier markets
Algeria	81	89	15	18
Bangladesh	59	60	44	14
Other frontier markets	14	14	7	15

Other
HQ and eliminations	(56)	279	—	—

Total segments	921	1,298	368	389
The following table provides the reconciliation of consolidated Adjusted EBITDA to Profit / (loss) before tax for the three-month period ended March 31:

	Three-month period
	2020	2019

Total Segments Adjusted EBITDA	921	1,298

Depreciation	(416)	(403)
Amortization	(92)	(94)
Impairment (loss) / reversal	—	(6)
Gain / (loss) on disposal of non-current assets	(6)	(7)
Finance costs	(207)	(211)
Finance income	9	14
Other non-operating gain / (loss), net	15	4
Net foreign exchange gain / (loss)	(29)	14

Profit / (loss) before tax from continuing operations	195	609

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended March 31, 2020	9

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)

3    INCOME TAXES
Current income tax is the expected tax expense, payable or receivable on taxable income or loss for the period, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable or receivable in respect of previous years.
Income tax expense consisted of the following for the three-month period ended March 31:

	Three-month period
	2020	2019

Current income taxes	55	87
Deferred income taxes	20	(8)

Income tax expense	75	79

Effective tax rate	38.5%	13.0%

The difference between the statutory tax rate in the Netherlands (25.0%) and the effective corporate income tax rate for the Group in the three-month period ending March 31, 2020 (38.5%) was primarily driven by a number of non-deductible expenses incurred by the Group in various countries, which are recorded in our consolidated income statement, as well as withholding taxes accrued for dividends expected from our operating companies.
For the three-month period ending March 31, 2019 difference between the statutory tax rate in the Netherlands (25.0%) and the effective corporate income tax rate for the Group (13.0%) was mainly driven by income within holding entities in the Netherlands offset by previous years unrecognized losses.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended March 31, 2020	10

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)

INVESTING ACTIVITIES OF THE GROUP
4    SIGNIFICANT TRANSACTIONS
GTH restructuring
During the first quarter of 2020, VEON continued with the restructuring of Global Telecom Holding S.A.E. ("GTH"), with the intragroup transfer of Mobilink Bank completing in March 2020. As the operating assets of GTH had previously been, and will continue to be, fully consolidated within the balance sheet of the VEON Group, there was no material impact on these consolidated financial statements stemming from this intragroup transfer. For further details on this transaction, refer to the Group’s audited annual consolidated financial statements as of and for the year ended December 31, 2019.
Revised technology infrastructure partnership with Ericsson
In February 2019, the Company announced a revised arrangement with Ericsson to upgrade its core IT systems in several countries in the coming years and to release Ericsson from the development and delivery of the Full Stack Revenue Manager Solution. The parties signed binding terms to vary the existing agreements and as a result VEON received US$350 during the first half of 2019. The settlement amount was recorded in the income statement within ‘Other operating income’.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended March 31, 2020	11

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)

5    PROPERTY AND EQUIPMENT
The following table summarizes the movement in the net book value of property and equipment for the three-month period ended March 31:

	Three-month period
	2020	2019

Balance as of January 1	7,340	4,932

Adjustment due to new accounting standard (IFRS 16)	—	1,952
Additions	359	392
Disposals	(13)	(20)
Depreciation	(416)	(403)
Impairment	—	(6)
Translation adjustment	(1,074)	266
Other	10	(3)

Balance as of March 31	6,206	7,110

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended March 31, 2020	12

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)

6    INTANGIBLE ASSETS
The following table summarizes the movement in the net book value of intangible assets, including goodwill, for the three-month period ended March 31:

	Three-month period
	2020	2019

Balance as of January 1	5,688	5,670

Adjustment due to new accounting standard (IFRS 16)	—	(15)
Additions	76	53
Amortization	(92)	(94)
Translation adjustment	(739)	157

Balance as of March 31	4,933	5,771
Goodwill
Included within total intangible asset movements for the three-month period ended March 31, 2020, as shown above, are the following movements in goodwill for the Group, per cash generating unit (“CGU”):

CGU *	March 31, 2020	Currency translation	December 31, 2019

Russia	1,804	(461)	2,265
Algeria	1,115	(52)	1,167
Pakistan	312	(23)	335
Kazakhstan	131	(23)	154
Uzbekistan	38	—	38

Total	3,400	(559)	3,959
* The following CGUs' have no goodwill allocated to them: Armenia, Bangladesh, Georgia, Kyrgyzstan and Ukraine
Impairment analysis
Goodwill is tested for impairment annually (at October 1) or when circumstances indicate the carrying value may be impaired. The Company’s impairment test for goodwill is primarily based on fair value less cost of disposal calculations that use a discounted cash flow model. When reviewing for indicators of impairment in interim periods, the Company considers, amongst others, the relationship between its market capitalization and its book value, as well as weighted average cost of capital and the quarterly financial performances of each cash-generating unit ("CGU"). In addition to the above, in the first quarter of 2020, the Company also considered the impact of COVID-19 when reviewing for indicators of impairment (refer Note 1 for further details).
As a result of the above, the Company performed impairment testing for the Algeria, Bangladesh and Kyrgyzstan CGUs as of March 31, 2020. Based on the recoverable amounts calculated and the carrying values of these CGUs, no impairment loss was recorded in the first quarter of 2020.
Although we believe that judgments made supporting our impairment assessment are reasonable (relying on information reasonably available to us), the COVID-19 pandemic makes it challenging for us to estimate the future performance of our CGUs. As circumstances change and/or new information becomes available, we may be required to record impairments in future periods.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended March 31, 2020	13

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)

Key assumptions
The recoverable amounts of CGUs have been determined based on fair value less costs of disposal calculations, using cash flow projections from business plans prepared by management.

	Algeria	Bangladesh	Kyrgyzstan

Discount rate	11.1%	12.4%	12.4%
Average annual revenue growth rate *	4.2%	6.3%	16.9%
Long-term growth rate	2.0%	4.0%	4.0%
Average operating margin *	39.9%	32.0%	45.9%
Average CAPEX / revenue *,**	14.0%	14.6%	33.2%

* During the explicit forecast period of five years
** CAPEX excludes licenses and ROU
Sensitivity to changes in assumptions
The following table illustrates the CGUs' remaining headroom if certain key parameters would adversely change by one percentage point within both the explicit forecast period and the terminal period. Any additional adverse changes in the key parameters by more than one percentage point would further proportionally decrease the headroom.

	Algeria	Bangladesh	Kyrgyzstan

Existing headroom	159	144	9

Discount rate (+ 1 pp)	4	85	3
Average growth rate (- 1 pp)	82	109	6
Average operating margin (- 1 pp)	96	105	—
Average CAPEX / revenue (+ 1 pp) *	100	108	—
Terminal growth rate (- 1 pp)	38	88	5

* CAPEX excludes licenses and ROU

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended March 31, 2020	14

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)

FINANCING ACTIVITIES OF THE GROUP
7    INVESTMENTS, DEBT AND DERIVATIVES
The Company holds the following investments and derivative assets:

	March 31, 2020	December 31, 2019

At fair value
Derivatives not designated as hedges	70	11
Derivatives designated as net investment hedges	115	—
Investments in debt instruments	51	34
Other	—	—
	236	45

At amortized cost
Security deposits and cash collateral	259	256
Loans granted to customers - microfinance banking *	115	116
Other investments	20	16
	394	388

Total investments and derivatives	630	433
Non-current	269	235
Current	361	198

The Company holds the following debt and derivative liabilities:

	March 31, 2020	December 31, 2019

At fair value
Derivatives not designated as hedges	112	52
Derivatives designated as net investment hedges	—	161
Contingent consideration	38	41
	150	254

At amortized cost
Principal amount outstanding	7,516	7,519
Interest accrued	99	79
Discounts, unamortized fees, hedge basis adjustment	(1)	(10)
Bank loans and bonds	7,614	7,588

Lease liabilities	1,723	2,083
Put-option liability over non-controlling interest	321	342
Customer deposits - microfinance banking *	178	186
Other financial liabilities *	66	96
	9,902	10,295

Total debt and derivatives	10,052	10,549
Non-current	6,943	7,759
Current	3,109	2,790

* Certain comparative amounts have been reclassified to conform to the current period presentation, refer to Note 14 for further details.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended March 31, 2020	15

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)

Significant changes in financial assets and liabilities
There were no significant changes in financial assets and liabilities in the three-month period ended March 31, 2020, except for scheduled repayments of debt or as described below. Furthermore, there were no changes in risk management policies as disclosed in the Group’s annual consolidated financial statements as of and for the year ended December 31, 2019.
Net investment hedge
In the first quarter of 2020, the fair values of the Company’s derivatives designated as net investment hedges increased significantly due to depreciation of the Russian ruble, resulting in a US$275 gain recorded against the foreign currency translation reserve, which partially offset the translation loss related to our foreign operations (refer Note 1 for further details).
Drawdowns under the Revolving Credit Facility
In March 2020, VEON Holdings B.V., the Company's wholly-owned subsidiary, executed two drawdowns under the existing Revolving Credit Facility for an aggregate amount of US$600. Although these drawdowns are short-term in nature, VEON Holdings B.V. has an enforceable right to roll them over until final maturity date of the facility in February 2022.
Refinancing of RUB debt
In March 2020, VEON Holdings B.V. amended and restated the existing facility with AO "Alfa-Bank", increasing its size and utilization from RUB 17.5 billion to RUB 30 billion (US$165). Following this amendment and restatement, the final maturity of this facility has been set to March 10, 2025.
GTH bonds prepayment
In February 2020, GTH Finance B.V., the Company’s subsidiary, repaid at par the US$500 6.25% bonds, originally maturing April 26, 2020.
US$300 tap issuance of existing senior notes
In January 2020, VEON Holdings B.V., issued US$300 in senior unsecured notes due in 2025, to be consolidated and form a single series with the US$700 4.00% senior notes due in 2025 issued by VEON Holdings B.V. in October 2019. VEON used the net proceeds of the tap issuance to refinance certain existing outstanding debt.
Fair values
The carrying amounts of all financial assets and liabilities are equal to or approximate their respective fair values as shown in the table above, with the exception of:

•	'Bank loans and bonds, including interest accrued', for which fair value is equal to US$7,612 at March 31, 2020 (December 31, 2019: US$7,887); and

•	'Lease liabilities', for which fair value has not been determined.
Fair values were estimated based on quoted market prices (for bonds), derived from market prices or by discounting contractual cash flows at the rate applicable for the instruments with similar maturity and risk profile.
As of March 31, 2020 and December 31, 2019, the Group recognized financial instruments at fair value in the statement of financial position, all of which were measured based on Level 2 inputs, except for Contingent consideration, for which fair value is classified as Level 3. Observable inputs (Level 2) used in valuation techniques include inter-bank interest rates, bond yields, swap curves, basis swap spreads, foreign exchange rates and credit default spreads. During the three-month period ended March 31, 2020, there were no transfers between Level 1, Level 2 and Level 3 fair value measurements.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended March 31, 2020	16

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)

A reconciliation of movements relating to Contingent consideration is shown below:

Level 3 fair value movements	Contingent consideration

As of December 31, 2019	41

Fair value changes recognized in the income statement	(3)

As of March 31, 2020	38
All impairment losses and changes in fair values of financial instruments are unrealized and are recorded in “Other non-operating losses” in the consolidated income statement.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended March 31, 2020	17

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)

8    CASH AND CASH EQUIVALENTS
Cash and cash equivalents consisted of the following items:

	March 31, 2020	December 31, 2019

Cash at banks and on hand	858	932
Short-term deposits with original maturity of less than three months	628	318
Cash and cash equivalents	1,486	1,250

Less overdrafts	(97)	(46)

Cash and cash equivalents, net of overdrafts (as presented in the consolidated statement of cash flows)	1,389	1,204
As of March 31, 2020 and December 31, 2019, there were no restricted cash and cash equivalent balances. Cash balances as of March 31, 2020 include investments in money market funds of US$477 (December 31, 2019: US$155).
As of March 31, 2020, some bank accounts forming part of a cash pooling program and being an integral part of the Company’s cash management remained overdrawn by US$97 (2019: US$46). Even though the total balance of the cash pool remained positive, the Company has no legally enforceable right of set-off and therefore the overdrawn accounts are presented as financial liabilities within the statement of financial position. At the same time, because the overdrawn accounts are an integral part of the Company’s cash management, they were included as cash and cash equivalents within the statement of cash flows.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended March 31, 2020	18

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)

9    ISSUED CAPITAL
The following table details the common shares of the Company as of March 31:

	2020	2019

Authorized common shares (nominal value of US$0.001 per share)	1,849,190,670	1,849,190,670

Issued shares, including 7,603,731 shares held by a subsidiary of the Company	1,756,731,135	1,756,731,135

The holders of common shares are, subject to our by-laws and Bermuda law, generally entitled to enjoy all the rights attaching to common shares.
As of March 31, 2020, the Company’s largest shareholders and remaining free float are as follows:

Shareholder	Common shares	% of common and voting shares

L1T VIP Holdings S.à r.l. (“LetterOne”)	840,625,001	47.9%
Stichting Administratiekantoor Mobile Telecommunications Investor *	145,947,562	8.3%
Free Float, including 7,603,731 shares held by a subsidiary of the Company	770,158,572	43.8%

Total outstanding common shares	1,756,731,135	100.0%
* LetterOne is the holder of the depositary receipts issued by Stichting and is therefore entitled to the economic benefits (dividend payments, other distributions and sale proceeds) of such depositary receipts. According to the conditions of administration entered into between Stichting and LetterOne, Stichting has the power to vote and direct the voting of, and the power to dispose and direct the disposition of, the ADSs, in its sole discretion.
10    DIVIDENDS PAID AND PROPOSED
In March 2020, the Company paid a final dividend of US 15 cents per share for 2019, bringing total 2019 dividends to US 28 cents per share.
In March 2019, the Company paid a final dividend of US 17 cents per share for 2018, bringing total 2018 dividends to US 29 cents per share.
The Company makes appropriate tax withholdings of up to 15% when dividends are paid to the Company’s share depositary, The Bank of New York Mellon. For ordinary shareholders at Euronext Amsterdam, dividends are paid in euro.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended March 31, 2020	19

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)

ADDITIONAL INFORMATION
11    RELATED PARTIES
For the three-month period ended March 31, there were no material transactions and there were no material balances recognized with related parties as of this date.
12    RISKS, COMMITMENTS, CONTINGENCIES AND UNCERTAINTIES
Other than disclosed elsewhere in these interim condensed consolidated financial statements, there were no material risks, commitments, contingencies and uncertainties that occurred during the three-month period ended March 31, 2020, and there were no material changes during the same period to the risks, commitments, contingencies and uncertainties as disclosed in the Note 8 and Note 9 in the Group’s annual consolidated financial statements as of and for the year ended December 31, 2019.
13    EVENTS AFTER THE REPORTING PERIOD
Global Medium Term Note programme
In April 2020, VEON Holdings B.V. established a Global Medium Term Note programme for the issuance of bonds (the "MTN Programme"), with a programme limit of US$6.5 billion or the equivalent thereof in other currencies.
In connection with the establishment of the MTN Programme, VEON also prepared a base offering memorandum, which was approved by the Luxembourg Stock Exchange, in order to enable bonds issued under the MTN Programme to be admitted to listing on the Official List of the Luxembourg Stock Exchange and to trading on the Euro MTF market of the Luxembourg Stock Exchange. Following the establishment of the MTN Programme, VEON is monitoring the international capital markets and is considering potential offerings of notes during 2020 under the MTN Programme, denominated across the various currencies of our operations, subject to funding needs and market conditions.
Extension of Banglalink syndicated loan
In April 2020, Banglalink Digital Communications Limited (“Banglalink”), the Company's wholly-owned subsidiary, extended the maturity of its US$300 syndicated loan, denominated in U.S. dollars, by an additional two years to 2022. Following this extension, VEON Digital Amsterdam B.V., the Company's wholly-owned subsidiary, acquired the loan from the original lenders leading to extinguishment of this financial liability at VEON, with no material transactional costs incurred.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended March 31, 2020	20

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)

14    BASIS OF PREPARATION OF THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Basis of preparation
The interim condensed consolidated financial statements for the three-month period ended March 31, 2020 have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board.
The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Group’s audited annual consolidated financial statements as of and for the year ended December 31, 2019.
The preparation of these interim condensed consolidated financial statements has required management to apply accounting policies and methodologies based on complex and subjective judgments, estimates based on past experience and assumptions determined to be reasonable and realistic based on the related circumstances. The use of these judgments, estimates and assumptions affects the amounts reported in the statement of financial position, income statement, statement of cash flows, statement of changes in equity, as well as the notes. The final amounts for items for which estimates and assumptions were made in the consolidated financial statements may differ from those reported in these statements due to the uncertainties that characterize the assumptions and conditions on which the estimates are based.
Certain comparative amounts have been reclassified to conform to the current period presentation. Specifically, the following December 31, 2019 balances were reclassified in the consolidated statement of financial position:

•	Loans granted to customers relating to microfinance banking operations of US$116 is now presented within current Investments and derivatives (previously within Trade and other receivables); and

•
Customer deposits and other liabilities relating to microfinance banking of US$186 and US$19, respectively, are now presented within current Debt and derivatives (previously within Trade and other payables).

New standards, interpretations and amendments adopted by the Group
The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements as of and for the year ended December 31, 2019.
A number of new and amended standards became effective as of January 1, 2020, which are not expected to have a material impact on VEON financial statements in current or future reporting periods or on foreseeable future transactions. The Group has not early adopted any other standards, interpretations or amendments that have been issued but have not yet become effective.

Amsterdam, May 7, 2020
VEON Ltd.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended March 31, 2020	21